SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ECO-STIM ENERGY SOLUTIONS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

27888D101
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Hayman Capital Management, L.P. I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,909,529 shares as of December 31, 2016 (0 shares as of January 27, 2017)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,909,529 shares as of December 31, 2016 (0 shares as of January 27, 2017)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,909,529 shares as of December 31, 2016 (0 shares as of January 27, 2017)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) 13.2% as of December 31, 2016 (0% as of January 27, 2017)
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. Hayman Investments, L.L.C. I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,909,529 shares as of December 31, 2016 (0 shares as of January 27, 2017)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,909,529 shares as of December 31, 2016 (0 shares as of January 27, 2017)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,909,529 shares as of December 31, 2016 (0 shares as of January 27, 2017)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) 13.2% as of December 31, 2016 (0% as of January 27, 2017)
12	Type of Reporting Person (See Instructions) OO/HC

1	Names of Reporting Persons. J Kyle Bass I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,909,529 shares as of December 31, 2016 (0 shares as of January 27, 2017)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,909,529 shares as of December 31, 2016 (0 shares as of January 27, 2017)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,909,529 shares as of December 31, 2016 (0 shares as of January 27, 2017)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) 13.2% as of December 31, 2016 (0% as of January 27, 2017)
12	Type of Reporting Person (See Instructions) IN/HC

AMENDMENT TO SCHEDULE 13G

This Amendment is being filed to amend and restate Items 4 and 5 of the Schedule 13G filed by the Reporting Persons (as previously amended) as follows:

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned

See Item 9 on the cover pages hereto.

(b) Percent of Class

See Item 11 on the cover pages hereto.

(c) Number of shares as to which such person has:

(i)      Sole power to vote or to direct the vote:
See Item 5 on the cover pages hereto.

(ii)      Shared power to vote or to direct the vote:
See Item 6 on the cover pages hereto.

(iii)      Sole power to dispose or to direct the disposition of:
See Item 7 on the cover pages hereto.

(iv)      Shared power to dispose or to direct the disposition of:
See Item 8 on the cover pages hereto.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Exhibit

99.1        Joint Filing Agreement (incorporated herein by reference from Exhibit 99.1 to the Schedule 13G relating to the Common Stock of the issuer filed July 20, 2015, by the reporting persons with the Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                February 2, 2017

Hayman Capital Management, L.P.

By:	Hayman Investments, L.L.C.,
its General Partner

By:	/s/ Jeffrey Knowlton
Name:	Jeffrey Knowlton
Title:	Chief Financial Officer

Hayman Investments, L.L.C.

By:	/s/ Jeffrey Knowlton
Name:	Jeffrey Knowlton
Title:	Chief Financial Officer

J Kyle Bass

By:	/s/ J Kyle Bass
Name:	J Kyle Bass